DESCRIPTION OF THE REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 20-F of which this Exhibit 2.1 is a part, Avalon Advanced Materials Inc. (the "Company", "Avalon", "we", "us" or "our") has only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Company's common shares (the "Common Shares").

The following descriptions of our Common and Preferred Shares are summaries and do not purport to be complete. They are subject to and qualified in their entirety by reference to our articles (the "Articles") and by-laws, as amended, which are incorporated by reference as an exhibit to the Annual Report on Form 20-F of which this Exhibit 2.1 is a part.

Common Shares

We have 348,413,157 Common Shares outstanding as of August 31, 2020, and we are authorized to issue an unlimited number of Common Shares, without par value.

The holders of Common Shares are entitled to one vote per share on all matters voted on by shareholders, including the election of directors. All our Common Shares rank equally as to dividends (as may be declared from time to time by our board of directors from funds available for distribution to holders), voting power and participation in assets. Upon liquidation, dissolution or winding up of the Company, holders of our Common Shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities, subject to the preferences of any outstanding preferred shares.

Our Common Shares are not subject to liability to further capital calls by the Company. There are no provisions in our Articles discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of our Common Shares, and non-resident or foreign holders of our Common Shares are not limited in having, holding or exercising the voting rights associated with Common Shares. Holders of Common Shares have no pre-emptive rights or rights to convert their common shares into any other securities. Also, no provision or rights exist in our Articles regarding our Common Shares in connection with exchange, redemption, retraction, purchase for cancellation, surrender or sinking or purchase funds.

Preferred Shares

Pursuant to its articles, Avalon's board of directors has the authority, without further action by the shareholders, to issue 25,000,000 preferred shares without par value, of which 950 have been issued, and none is outstanding as at August 31, 2020.

Transferability of Common Shares

Our Articles do not impose restrictions on the transfer of Common Shares by a shareholder.

Change of Control restrictions for our Common Shares

Our Articles do not contain provisions that would have an effect of delaying, deferring or preventing a change in control of the Company which would operate with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Ownership disclosure threshold for our Common Shares

Our Articles do not have any specific threshold requiring disclosure of ownership by holders of our Common Shares. However, Canadian securities regulators and the Toronto Stock Exchange ("TSX") do require disclosure of shareholder ownership by any shareholder owning more than 10% of our outstanding Common Shares.

Anti-Takeover Effects of Certain Provisions of Avalon's Articles and Avalon's By-laws

Provisions of Avalon's articles, Avalon's by-laws and Canadian law could have the effect of delaying or preventing a third party from acquiring Avalon, even if the acquisition would benefit Avalon's shareholders. These provisions may delay, defer or prevent a tender offer or exchange offer or takeover attempt of Avalon that a shareholder might consider in the shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by Avalon shareholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of Avalon's board of directors and in the policies formulated by the board of directors and to reduce vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of Avalon's outstanding shares, or an unsolicited proposal for Avalon's restructuring or sale of all or part of Avalon's business.

Authorized but Unissued Common Shares and Preferred Shares

Authorized but unissued common shares and preferred shares are available for Avalon's board of directors to issue without shareholder approval. As noted above, the board of directors, without shareholder approval, has the authority under Avalon's articles to issue preferred shares with rights superior to the rights of the holders of common shares. As a result, preferred shares could be issued quickly, adversely affect the rights of holders of common shares and be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult. Avalon may use the authorized common shares or preferred shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of Avalon's authorized but unissued common shares and preferred shares could render more difficult or discourage an attempt to obtain control of Avalon by means of a proxy contest, tender offer or exchange offer, merger or other transaction.

Shareholder Action; Special Meetings of Shareholders

Avalon's articles and by-laws provide that no action shall be taken by the shareholders except at an annual or special meeting of the shareholders called in accordance with Avalon's by-laws or by written resolution signed by all shareholders entitled to vote on such resolution at a meeting of the shareholders, subject to a written statement with respect to the subject matter of the resolution submitted by a director or Avalon's auditor in accordance with Canadian law.

Avalon's articles also provide that special meetings of Avalon's shareholders may be called only by Avalon's board of directors. However, the Canada Business Corporations Act (the "CBCA") provides that shareholders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of the shareholders for the purposes stated in such requisition. Upon receiving the requisition, the board of directors shall call a meeting of shareholders, unless (1) the board of directors have set a record date or called for a shareholders' meeting and notice of this date has been given in accordance with the CBCA, or (2) the business of the meeting stated in the requisition clearly appears (a) to have as its primary purpose the enforcement of a personal claim or redress of a personal grievance against the corporation or its directors, officers or security holders or (b) not to relate in a significant way to the business or affairs of the corporation.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Avalon's by-laws provide that shareholders seeking to nominate candidates for election as directors at a meeting of shareholders must provide Avalon with timely written notice of their proposal. Avalon's by-laws also specify requirements as to the form and content of a shareholder's notice. These provisions may preclude shareholders from making nominations for directors at an annual meeting of shareholder.

Amendment to Avalon's Articles and Avalon's By-laws

Under the CBCA, an amendment to the articles of continuance generally requires the approval of not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution. The CBCA further provides that, unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation. When the directors amend or repeal a by-law, they are required to submit the change to the shareholders at the next meeting. Shareholders may confirm, reject, or amend the by-laws amendment or repeal by a resolution passed by a majority of the votes cast by the shareholders who voted in respect of that resolution.